Exhibit 99.1

Funtalk China Holdings Limited Announces
Pricing of Public Offering of Ordinary Shares

BEIJING, Oct. 26 /PRNewswire-Asia-FirstCall/– Funtalk China Holdings Limited (“Funtalk” or the “Company”) (Nasdaq: FTLK) today announced that the public offering of approximately 7,000,000 ordinary shares by it was priced at $7.00 per share. In connection with this offering, the underwriters will have an option to purchase up to an additional 1,050,000 ordinary shares from the Company.

The Company plans to use the net proceeds from the offering to expand its retail network, including acquiring interests in other retail chains and establishment of new retail outlets.

BofA Merrill Lynch and Jefferies & Company are acting as the joint bookrunners and Oppenheimer & Co., Roth Capital Partners and Rodman & Renshaw are serving as co-managers for this offering.

The Company is conducting the offering pursuant to a registration statement on Form F-1 initially filed with the Securities and Exchange Commission on July 9, 2010.  The offering will be made only by means of a prospectus.  This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the preliminary prospectus may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, or by e-mail to dg.prospectus_requests@baml.com, and from Jefferies & Company, 520 Madison Avenue, 12th Floor, Syndicate Middle Office, New York, NY 10022, Attention: Stephen M. Ficara, or by phone at 212-284-3418, or by e-mail to prospectus_department@jefferies.com. An electronic copy of the Company’s registration statement on Form F-1 and the preliminary prospectus is also available on the web site of the Securities and Exchange Commission at http://www.sec.gov.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices and accessories in China.  The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company’s control. These factors include the risk that the Company will not use the proceeds from the offering in the manner contemplated, as well as the other risk factors detailed in the Company’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.